                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                                 January 6, 2003



                              Hanaro Telecom, Inc.
                      Open Interest Balance of Derivatives


[Change]
----------------------------------------------------------------------------------------------------------------------------------
1. Derivative Traded                                                 Won/US$ Forward (US$ 50,000,000)
----------------------------------------------------------------------------------------------------------------------------------
2. Open Interest Balance (a+b) Reported Prior to its Change (KRW)                                                   61,216,000,000
----------------------------------------------------------------------------------------------------------------------------------
   a. Amount Purchased (KRW)                                                                                        61,216,000,000
----------------------------------------------------------------------------------------------------------------------------------
   b. Amount Sold (KRW)                                                                                                          -
----------------------------------------------------------------------------------------------------------------------------------
      - Ratio to Total Assets (%)                                                                                             1.71
----------------------------------------------------------------------------------------------------------------------------------
3. Amount Changed (a+b) (KRW)                                                                                      -59,671,500,000
----------------------------------------------------------------------------------------------------------------------------------
   a. Amount Purchased (KRW)                                                                                       -59,671,500,000
----------------------------------------------------------------------------------------------------------------------------------
   b. Amount Sold (KRW)                                                                                                          -
----------------------------------------------------------------------------------------------------------------------------------
4. Rate of Change                                                                                                                -
----------------------------------------------------------------------------------------------------------------------------------
   a. Ratio to Total Assets (%)                                                                                               1.67
----------------------------------------------------------------------------------------------------------------------------------
   b. Ratio to Open Interest Reported Prior to Change (%)                                                                      100
----------------------------------------------------------------------------------------------------------------------------------
5. Reason(s) for Change                                              Termination of the forward contract
----------------------------------------------------------------------------------------------------------------------------------
6. Date of Change                                                                             January 6, 2003
----------------------------------------------------------------------------------------------------------------------------------
7. Total Assets at the End of Preceding Business Year (KRW)                                                      3,580,692,468,911
----------------------------------------------------------------------------------------------------------------------------------
8. Others                                                            - Loss incurred from the forward contract: KRW1,544,500,000
                                                                     - Total assets at the end of preceding business year (7) is the total assets as of December 2001.
                                                                     - Date of relevant disclosure: July 3, 2002
----------------------------------------------------------------------------------------------------------------------------------